                                                    Filed by Genzyme Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972

                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and may be obtained free of charge, along with other documents filed by Genzyme and Biomatrix with the commission, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.

                                     * * * *

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

July 19, 2000

GENZYME TISSUE REPAIR REPORTS 42 PERCENT INCREASE IN U.S CARTICEL SALES

DATE: JULY 19, 2000

Genzyme Tissue Repair (Nasdaq: GZTR) today reported revenues of $6.3 million for the second quarter of 2000, a 35 percent increase from $4.7 million in revenues reported in the second quarter of 1999.

Increases in revenue were led by a 42 percent growth in U.S. sales of Carticel(R) (autologous cultured chondrocytes). U.S. sales of Carticel increased to $4.0 million for the second quarter of 2000, compared to $2.8 million in the second quarter of 1999.

Net loss for the second quarter of 2000 decreased 52 percent to $4.0 million, as compared to $8.4 million in the second quarter of 1999. The loss per share for the second quarter of 2000 decreased to a loss of $0.14 per share, as compared to a loss of $0.37 per share in the second quarter of 1999. This improvement is due to increased revenue and gross margin improvement, as well as the transfer of the NeuroCell program-a joint venture between Genzyme and Diacrin, Inc.-to Genzyme General (Nasdaq: GENZ) in May 1999.

Gross profit more than doubled for the second time this year, increasing 126 percent in the second quarter of 2000 to $3.3 million compared to $1.4 million in the second quarter of 1999. Gross margin as a percent of total revenue was a record 52 percent for the quarter, up from 31 percent for the same quarter last year. The increase in gross profit is due mainly to an increase in sales volume and leveraging of production costs. Operating losses for the second quarter of 2000 were $3.8 million, a decrease of 41 percent from $6.7 million in the second quarter of 1999.

"Genzyme Tissue Repair continues to drive Carticel revenues with consistent average yearly growth of 40 percent in U.S. sales," said Russell Herndon, president, Genzyme Tissue Repair. "Additionally, our consistent improvements in gross margin to record levels continue to be a major contributor to our success in decreasing our loss each quarter."

Worldwide sales of Carticel increased 21 percent to $4.6 million for the second quarter of 2000, up from $3.8 million in the second quarter of 1999. European Carticel sales were $0.6 million in the second quarter of 2000, down 42 percent from $1.0 million in the second quarter of 1999, which was an atypical and record quarter for Carticel in Europe.

Revenue from Epicel(TM) (cultured epidermal autografts) increased a record 97 percent to $1.7 million in the second quarter of 2000, compared to $0.9 million for the second quarter of 1999. Epicel revenues fluctuate from quarter to quarter depending on the need for severe burn care. Genzyme Tissue Repair ended the quarter with $4.4 million in cash. Genzyme Tissue Repair has access to $15.0 million under a interdivisional financing arrangement from Genzyme General, as well as access to additional funding from Genzyme's revolving credit facility.

ORTHOPEDIC PRODUCT DEVELOPMENT UPDATE

In the second quarter of 2000, Genzyme Tissue Repair submitted a 510(k) filing on schedule to the U.S. Food and Drug Administration (FDA) for clearance to market its Quick Tack(TM) periosteal fixation system. Quick Tack is a small device designed to replace the use of sutures during the Carticel implantation. It is expected to simplify the procedure and decrease the time needed for the surgery. In addition, Quick Tack is the first step from the current open-knee procedure toward an arthroscopic (closed knee) Carticel procedure.

CARTICEL PHASE 4 STUDY UPDATE

Genzyme Tissue Repair has made significant progress in all of its three Carticel post-marketing studies, including the completion of one study. The studies are required by the U.S. Food and Drug Administration as part of Carticel's accelerated marketing approval.

During the quarter, the first of these three studies, the Registry Based Study, was completed ahead of schedule and has been sent to the FDA for review. The study met its primary and secondary endpoints related to efficacy.

The second post-approval study, called STAR (Study of the Treatment of Articular Repair), is ahead of schedule in site initiation and patient enrollment. Genzyme Tissue Repair received protocol approval for STAR in the first quarter of 2000 and to date, 17 sites have been initiated and 7 patients have received Carticel implantation. Investigators will evaluate approximately 100 patients in this study and will follow these patients for four years.

Genzyme Tissue Repair has also made significant progress in its third post-approval commitment-a preclinical study assessing the contribution of the cells to the cartilage repair. The study is designed to compare the results from the Carticel procedure (cultured cartilage cells implanted in the defect are covered with a patch of periosteum to hold them in place) versus placing periosteum over the defect without Carticel. The periosteum is a membrane covering the shin bone. Data collection for this study is expected to be complete by the end of 2000.

NEUROCELL UPDATE

In the second quarter of 2000, the Genzyme Corporation Board of Directors extended the first milestone date for the NeuroCell program. The milestone date to initiate a phase 3 clinical trial of NeuroCell-PD to treat Parkinson's disease was extended to December 31, 2000, from June 30, 2000.

The milestone date and related financial obligation to Genzyme General were extended to allow time to complete and review the current blinded phase 2 clinical trial. In the meantime, preparations for the phase 3 clinical trial are moving forward. The FDA has reviewed the phase 3 trial protocol and trial sites and investigators have been selected. The first Institutional Review Board (IRB) approval for the protocol was obtained in May 2000.

Genzyme transferred its interest in the NeuroCell joint venture from Genzyme Tissue Repair to Genzyme General in May 1999. The milestone, based on the initiation of a phase 3 clinical trial, is part of the terms of the transfer agreement.

FORMATION OF GENZYME BIOSURGERY

Progress continues toward the proposed merger which would combine Genzyme Tissue Repair with Genzyme Surgical Products (Nasdaq: GZSP), and acquire Biomatrix Inc. (NYSE: BXM) to form a new publicly-traded division of Genzyme Corporation called Genzyme Biosurgery.

The merger has received clearance from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act and is being reviewed by the Securities and Exchange Commission. Once effective, a joint proxy statement/prospectus will be mailed to shareholders of each company. A special shareholder meeting will be held to vote on the proposed merger plan. The meeting is expected to occur in the third quarter.

The formation of Genzyme Biosurgery will create critical mass in the area of bio-orthopedics and establish the business as a leader in this field with two marketed break-through bio-orthopedic products: Biomatrix' Synvisc for osteoarthritis and Carticel. The financial and technical strength of the new business will also allow Genzyme Tissue Repair to accelerate development of its pipeline products including Carticel II, intended to allow implantation arthroscopically, and its small molecule therapy under development for the treatment of osteoarthritis.

Upon formation, Genzyme Biosurgery will have approximately 1,300 employees; six dedicated manufacturing facilities; global clinical and regulatory capabilities; cutting-edge scientific and technological expertise; an extensive intellectual property portfolio; several established sales organizations in focused surgical markets in both the United States and Europe; and marketing and distribution agreements with a number of large, multinational health care companies.

Genzyme Tissue Repair is a leading developer of biological products for the treatment of orthopedic injuries such as cartilage damage, and severe burns. It is a division of Genzyme Corp. and has its own common stock intended to reflect its value and track its performance.

This press release contains forward-looking statements, including statements about Genzyme Tissue Repair's expected benefits of Quick Tack, the anticipated timing of regulatory submissions and the completion of clinical studies, the planned acquisition of Biomatrix, the anticipated creation of Genzyme Biosurgery, the timing for the creation of Genzyme Biosurgery, the expected growth and success of Genzyme Biosurgery, Genzyme Biosurgery's anticipated impact on Genzyme Corp.'s involvement in the biosurgery and bio-orthopedic markets and the expected effects of the creation of Genzyme Biosurgery on Genzyme Tissue Repair's development of products. Actual results may differ materially due to many factors, including the results of operations, the actual benefits of Quick Tack, enrollment rates for trials, the actual safety and efficacy of products, the time involved in compiling and analyzing clinical trial data, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, the likelihood of regulatory and other approvals of the planned acquisition of Biomatrix and the creation of Genzyme Biosurgery and related matters, the operational integration associated with the anticipated transactions and other risks generally associated with such transactions, the accuracy of information about the biosurgery and bio-orthopedic markets, the competitive environment for the biosurgery and bio-orthopedic markets, and the ability to successfully complete preclinical and clinical development of products. GZTR stock is a class of common stock of Genzyme Corporation, therefore GZTR shareholders are subject to the risks and uncertainties described in Genzyme's filings with the Securities and Exchange Commission under the Exchange Act of 1934, as amended, including Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999.

Genzyme Tissue Repair's second quarter earnings conference call will be broadcast live over the Internet at 11:00 a.m. EDT today on Genzyme's website. The conference call will be available through midnight EDT July 27.

Investors can also listen to a playback of a conference call discussing the second quarter financial results by phone by dialing 1-800-633-8284 in the United States or 1-858-812-6440 elsewhere from 1pm EDT today through 12 midnight EDT July 27. Refer to reservation number 15487322.
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
GENZYME TISSUE REPAIR
COMBINED STATEMENTS OF OPERATIONS                      THREE MONTHS ENDED             SIX MONTHS ENDED
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            JUNE 30,                      JUNE 30,
                                                       2000         1999             2000          1999

Total revenues                                       $  6,287      $  4,665      $ 12,154      $  8,688

Operating costs and expenses:

Cost of services sold                                   3,023         3,221         6,046         6,219
Selling, general and administrative                     5,626         6,115        11,365        12,429
Research and development                                1,452         2,003         3,323         3,971
Total operating costs and expenses                     10,101        11,339        20,734        22,619

Operating loss                                         (3,814)       (6,674)       (8,580)      (13,931)

Other income (expenses):

Equity in net loss of joint venture                       -          (1,361)          -          (3,368)
Other                                                     -             -              (5)          -
Interest income                                           106            72           208           165
Interest expense                                         (323)         (419)         (625)         (864)
Total other income (expenses)                            (217)       (1,708)         (422)       (4,067)

Net loss                                             $ (4,031)     $ (8,382)     $ (9,002)     $(17,998)


Net loss per GZTR basic and diluted common share     $  (0.14)     $  (0.37)     $  (0.31)     $  (0.81)

Weighted average shares outstanding                    28,666        22,764        28,598        22,355

CONDENSED COMBINED BALANCE SHEETS       JUNE 30,       DECEMBER 31,
(IN THOUSANDS)                             2000             1999

Cash and all marketable securities        $  4,382      $  9,373
Other current assets                         8,519         7,615
Property, plant and equipment, net           2,099         2,545
Other assets                                   101           115
Total assets                              $ 15,101      $ 19,648

Current liabilities                       $  3,536      $  4,876
Noncurrent liabilities                      18,152        18,227
Division equity                             (6,587)       (3,455)
Total liabilities and division equity     $ 15,101      $ 19,648

CARTICEL PERFORMANCE INDICATORS

                                  1995    1996    1997   1998     1Q99   2Q99    3Q99    4Q99    1Q00     2Q00    SINCE
                                                                                                                  INCEPTION
PATIENTS TREATED
US                                  60     251     476     855     227     258     252     339     308     325     3351
Europe/ROW                           0      52     184     239      79     121      70      93      88      74     1000
TOTAL TREATED                       60     303     660    1094     306     379     322     432     396     399     4351

US REIMBURSEMENT ACTIVITY
THIRD PARTY COVERAGE                               101     525     141     142     164     169     179     179
(EST MILLIONS OF LIVES)

CUMULATIVE # OF PAYORS
WITH PROTOCOL TO ROUTINELY PAY                      67     325      89      92      99     101     103     103
FOR CARTICEL

US PATIENT APPROVALS                72     301     543    1078     278     335     324     377     396     402


Please call Genzyme's corporate communications department at 1-617-252-7570 for additional information.